UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated July 6, 2005

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2005 VOLUMES

(Santiago, Chile, July 6, 2005) CCU (NYSE: CU) reported today preliminary second quarter 2005 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:
	Second Quarter		Year to Date 2005
Chile:	Volumes	% Change	Volumes	% Change
Beer	715,837	10.7%	1,983,460	11.5%
Soft Drinks	667,715	4.5%	1,585,813	5.1%
Nectars	104,391	12.3%	202,182	14.9%
Mineral Waters	199,541	46.9%	508,627	31.8%
Wine Domestic	128,141	-5.4%	234,041	-1.5%
Wine Export[1]	94,063	-10.6%	168,665	-9.0%
Pisco	55,416	165.4%	78,913	163.6%
Total Chile[2]	1,965,105	10.6%	4,761,700	10.7%

Argentina:
Beer	373,910	7.9%	1,027,946	7.7%
Wine1-3	10,467	29.1%	17,331	43.8%
Total Argentina	384,377	8.3%	1,045,277	8.1%
TOTAL	2,349,482	10.3%	5,806,978	10.2%

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

1 Does not include bulk wine sales.

2 Does not include confectionery sales volume.

3 Includes domestic and export sales volume.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: July 8, 2005